Exhibit 99.1

Ehave and MedReleaf Enter Partnership to Optimize the Therapeutic Potential of Medical Cannabis Products

Novel mental health informatics technology offers precision to medical cannabis industry

Toronto, ON (February 14, 2017) – Ehave, Inc. (OTCQB:EHVVF), a healthcare company dedicated to empowering the mental health community with next-generation digital solutions, and MedReleaf Corp., Canada’s premium medical cannabis licensed producer, today announced that the companies have entered into a partnership to develop a branded MedReleaf app utilizing the Ehave Connect mental health informatics platform to advance the study and therapeutic use of medical cannabis. Ehave Connect enables developers, and ultimately prescribers, of medical cannabis to design and monitor treatment plans, track patient compliance, and verify treatment outcomes in a reliable and objective manner.

Together, Ehave and MedReleaf seek to validate and optimize the use of MedReleaf’s medical cannabis products as therapeutic treatments for various mental health conditions. Initially, the companies will use Ehave Connect to manage treatment plans and track patient outcomes as part of a clinical trial to evaluate medical cannabis’s potential ability to provide relief to persons suffering from post-traumatic stress disorder (“PTSD”). Ultimately, it is anticipated that the MedReleaf App based on the Ehave Connect platform can be used to monitor every step of the medical cannabis treatment life cycle, from diagnosis and treatment planning to medication adherence and outcomes verification.

Validating therapeutic dosing and administration of cannabis-based therapies, while paramount to developing new products and promoting clinical acceptance, remains a challenge, particularly in mental health indications where patient outcomes are difficult to track. Currently, the medical cannabis industry requires more clinical data for prescribers to draw from when advising patients on treatment plans, as well as reliable systems to track patient adherence and outcomes.

Ehave Connect provides a suite of data-rich patient management and assessment tools that may enable more accurate and efficient study of medical cannabis and help establish objective treatment guidelines that Physicians can rely upon when prescribing cannabis therapies.

“By 2024, more than 450,000 Canadian patients will be prescribed medical cannabis, creating a market worth more than $1.3 billion, according to Health Canada estimates,” said Prateek Dwivedi, President and CEO of Ehave. “This large and emerging industry is in desperate need of a technology platform to capture and deliver reliable clinical data to satisfy the needs of patients, clinicians, regulators, and payors. We’re excited to initiate our work with a company of MedReleaf’s stature and prominence in the industry, which will serve as an important first step in showcasing how Ehave Connect will be able to support the development and use of medical cannabis for the full breadth of indications where such therapies are applied.”

“Ehave Connect is perfectly suited to help evaluate the benefits of medical cannabis,” said Neil Closner, CEO of MedReleaf. “We look forward to working with Ehave to validate our cannabis therapies across multiple health conditions, especially mental health and pain conditions where treatment benefits can be difficult to ascertain.

Ehave | 250 University Avenue, Suite 200 | Toronto, ON M5H 3E5 | 647-490-5122 | info@ehave.com	1

About MedReleaf

MedReleaf is the premium, research-and-development driven, medical cannabis producer in Canada and the only ISO 9001 certified cannabis producer in North America. They offer a range of medical cannabis products sourced from around the globe and cultivated in their Ontario facility under the strictest guidelines and care. MedReleaf focuses on quality, safety, uniformity, and reliability, and they do it all to improve the quality of life for their patients. MedReleaf is setting The Medical Grade Standard™, because quality assurance is at the core of every product they produce. Through tireless clinical research in concert with the Canadian medical community, MedReleaf is consistently striving to unlock the immense potential of medical cannabis, and is dedicated to leading the way in the discovery of its medical and therapeutic benefits.

For more information on MedReleaf, its products and processes, please visit MedReleaf.com

About Ehave, Inc.

Ehave is empowering the mental healthcare community with a next-generation of data-rich tools designed to improve patient management, diagnosis and treatment. With Ehave Connect, Ehave’s mental health informatics platform, clinicians can make objective, data-driven decisions while keeping patients informed and engaged throughout their mental healthcare journey. Ehave Connect offers a powerful set of core features that integrate with a growing selection of tools and applications developed by Ehave and its leading partners, including Multi-Health Systems (“MHS”), a leading publisher of psychological assessments. Ehave is initially focused on improving the standard of care in attention deficit hyperactivity disorder (“ADHD”), through its collaboration with the Hospital for Sick Children (“SickKids”). Ehave Connect is also being utilized to advance the validation and optimization of medical marijuana, through its collaboration with MedReleaf. Ehave is headquartered in Toronto’s Discovery District, a hub of healthcare, innovation, and technology in Toronto, Canada. For more information, visit https://www.ehave.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,”

“plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements: (i) the initiation, timing, progress and results of the Company’s research, manufacturing and other development efforts; (ii) the Company’s ability to advance its products to successfully complete development and commercialization; (iii) the manufacturing, development, commercialization, and market acceptance of the Company’s products; (iv) the lack of sufficient funding to finance the product development and business operations; (v) competitive companies and technologies within the Company’s industry and introduction of competing products; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) loss of key management personnel; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its products and its ability to operate its business without infringing the intellectual property rights of others; (ix) potential failure to comply with applicable health information privacy and security laws and other state and federal privacy and security laws; and (x) the difficulty of predicting actions of the USA FDA and its regulations. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement unless required by law. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is contained under the heading "Risk Factors" in Ehave, Inc.’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (SEC) on September 24, 2015, as amended, which is available on the SEC's website, http://www.sec.gov

Ehave | 250 University Avenue, Suite 200 | Toronto, ON M5H 3E5 | 647-490-5122 | info@ehave.com	2

MedReleaf Contact

Darren Karasiuk, MedReleaf,

dkarasiuk@medreleaf.com (416) 580- 8768

Ehave Contacts

Tiberend Strategic Advisors, Inc.

Joshua Drumm, Ph.D. (investors)

jdrumm@tiberend.com; (212) 375-2664

Claire LaCagnina (media)

clacagnina@tiberend.com; (212) 375-2686

Ehave | 250 University Avenue, Suite 200 | Toronto, ON M5H 3E5 | 647-490-5122 | info@ehave.com	3